

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 21, 2018

Via Email
Mr. Robert A. Milligan
Chief Financial Officer
Healthcare Trust of America, Inc.
16435 N. Scottsdale Road, Suite 320
Scottsdale, AZ 85254

> **Re: Healthcare Trust of America, Inc.**
> **Healthcare Trust of America Holdings, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 20, 2018**
> **File Nos. 001-35568 and 333-190916**

Dear Mr. Milligan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Kristi Marrone

     Kristi Marrone
     Staff Accountant
     Office of Real Estate and
     Commodities